U.S. Securities and Exchange Commission
                         Washington, DC 20549


                      NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                 AETNA, INC.

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2. Name of the person relying on the exemption:

                        CHANGE TO WIN INVESTMENT GROUP

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3.  Address of the person relying on exemption:

              1900 L STREET, NW, SUITE 900, WASHINGTON, DC   20036

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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


From: Emma Bayes
Sent: Thursday, April 25, 2013 11:59 AM
To: [various recipients]
Subject: New Inaccuracies in Aetna's Political Spending Disclosure


Hello,

Please find linked [as reproduced below] the CtW Investment Group's letter to Aetna, Inc. Our research indicates that the company's political disclosure reports since 2005 contain some significant inaccuracies, findings which we hope you will consider before voting at the company's May 17, 2013 annual meeting. As our letter describes, we found that Aetna has consistently understated the size of its contributions to the Republican and Democratic Governors Associations, cumulatively understating contributions by over $1 million. Our findings follow last year's revelation that Aetna had contributed over $3 million to the American Action Network without disclosure, suggesting serious weaknesses in the Aetna's internal controls over political spending.

Please feel free to contact Rich Clayton at (202) 721-6038 if you have any questions

Regards,

Emma Bayes
CtW Investment Group
1900 L St. NW, Suite 900
Washington, DC 20036

                             CTW INVESTMENT GROUP


April 17, 2013

Edward J. Ludwig
Lead Director
Aetna, Inc.
151 Farmington Avenue
Hartford, CT 06156

Dear Mr. Ludwig:

Our research indicates that significant inaccuracies exist in Aetna's political reporting. As we describe in detail below, since 2005 Aetna's receipts understate Aetna's actual contributions by over $1 million.
We urge you and the board of directors to immediately take the following steps to address these inaccuracies:

  - Issue a correction to past political spending disclosures to ensure that shareholders viewing these disclosures online have the most accurate information available to them.

  - Retain a forensic accounting firm to independently audit Aetna's political contributions since 2005 to ensure that there are no other inaccuracies in these reports.

  - Take whatever steps necessary to ensure that future political reporting is fully vetted by the board so that inaccuracies similar to those we have discovered do not mislead shareholders with respect to the scale and direction of Aetna's political activities.

The CtW Investment Group works with pensions and benefit funds sponsored by unions affiliated with Change to Win, which collectively invest over $200 billion in assets. These funds are significant shareholders in publicly traded companies, including Aetna.

BACKGROUND TO AETNA'S DISCLOSURE OF CORPORATE POLITICAL SPENDING

In the 2006-07 proxy season, Mercy Investment Services filed a shareholder resolution requesting Aetna's disclosure of corporate political contribution expenditures. The resolution was withdrawn because the two entities were able to negotiate a political spending policy, which was outlined in a letter of agreement. The letter from Aetna was dated January 22, 2007 and reads in part as follows:

  - Aetna will annually disclose (in either its Political Contributions Report or some newly created report and on its external website) the following information with respect to the use of corporate funds for political purposes:
     - the total annual amount of corporate funds expended by Aetna for state and federal lobbying and political purposes (which includes compensation paid by Aetna for lobbying, outside consultant fees, coalition and trade association payments used for lobbying, etc.)
     - The portion of all coalition and trade association payments (total dollars) paid by Aetna and allocated for lobbying, political and other non-deductible purposes (such as grassroots expenditures).

                1900 L Street, NW, Suite 900 Washington, DC 20036
                                202-721-0660
                330 W. 42nd Street, Suite 900 New York, NY   10036
                                212-290-0308
                         www.ctwinvestmentgroup.com

     - The identity of the top trade associations receiving Aetna corporate funds ($50,000 plus) and the portion of our payments allocated by such coalitions or trade associations to lobbying, political or other non-deductible activities./1/

Our research indicates that Aetna has yet to live up to this agreement. In addition to well-documented instances where Aetna contributed funds to the
U. S. Chamber of Commerce and the American Action Network for unambiguously political purposes, Aetna's disclosures of its contributions to "527" groups have understated its actual contributions by over $1 million./2/

 In Aetna's 2011 Political Contributions and Related Activity Report (the most recent year available) the company disclosed contributions of $100,000 to both the Republican Governors' Association (RGA) and the Democratic Governors' Association (DGA). Both Governors Associations' 8872 filings with the Internal Revenue Service (IRS) tell a different story: a total of $350,000 in contributions to the RGA from Aetna, Inc. and a total of $350,250 in contributions to the DGA from Aetna subsidiary Aetna Schaller Anderson.
These undisclosed contributions increase Aetna's corporate political expenditure total for 2011 by 44%. The opening letter of the 2011 contributions report tells shareholders that the report details the corporate political contributions of Aetna, Inc. and its subsidiaries, falsely leading the reader to believe that the report does indeed include all corporate political contributions.

In fact, our analysis shows that Aetna has a pattern of under-reporting RGA and DGA contributions. Going back to 2005, when Aetna began disclosing its corporate political expenditures, the disclosed total contributions to the RGA and DGA almost never match with the IRS filings, as shown on the chart below:

[CHART APPEARS HERE]

               TABLE I: AETNA'S REPORTED VS. ACTUAL CONTRIBUTIONS 2005-2011/3/

Year RGA Contributions DGA Contribution   Corporate Contribution Totals

     Disclosed Actual  Disclosed Actual   Disclosed  Actual   Differ-   %
                                                              ence      Increase
2011 $100,000 $350,000 $100,000 $350,250* $636,350 $1,136,600 $500,250  44.0%
2010  $70,000 $ 71,350  $50,000 $ 50,315* $452,950 $  454,615 $  1,665   0.4%
2009       $0 $100,000       $0 $100,295**$124,700 $  324,995 $200,295  61.6%
2008       $0 $    450       $0 $100,125  $185,831 $  286,406 $100,575  35.1%
2007       $0 $ 50,000       $0       $0  $219,650 $  269,650 $ 50,000  18.5%
2006   $2,500 $ 77,500       $0 $ 50,000  $251,500 $  376,500 $125,000  33.2%
2005       $0 $ 26,375	     $0 $ 10,000  $188,150 $  224,525 $ 36,375  16.2%


__________________

 /1/ http://www.iccr.org/news/press_releases/pdf%20files/070912AetnaDisclosure
Letter.pdf
 /2/ "527" groups are named from the section of the tax code under which they are fall if their primary activities are "influencing or attempting to influence the selection, nomination, election or appointment of any individual to any Federal, state, or local public office or office in a political organization, or the election of a Presidential or Vice-Presidential electors." http://www.irs.gov/irm/part7/irm_07-027-011.html
 /3/ Disclosed amounts are compiled from Aetna's Political Contributions and Related Activity Reports; actual contributions complied from Forms 8872 filed with the IRS for the Republican and Democratic Governors Associations.

Because the Audit Committee is responsible for oversight of corporate political contributions and "compliance with the overall policy, process and contributions criteria with respect to such contributions or activity,"/4/ these discrepancies undermine the credibility of the board. The fact that the corporate political contributions to both the Republican and Democratic Governors' Associations do not match the amount disclosed in the contribution reports brings into question whether all corporate contributions are indeed being evaluated by the Audit Committee in accordance with policy.

Furthermore, this underreporting suggests a larger problem. Our analysis is limited to the RGA and DGA because, as 527s, they have a legal obligation to report their receipts to the IRS, which makes those reports publicly available. Other organizations, including trade associations and purportedly educational non-profits, are not obligated to make such disclosures even when they utilize contributed funds for such overtly political purposes as television advertisements imploring viewers to vote against candidates in an upcoming election. Consequently, it is not possible for shareholders to independently determine if Aetna's disclosures of corporate political spending contain any other inaccuracies. However, the fact that the only recipients of Aetna's corporate political expenditures that are required to disclose receipts report substantially different contributions from Aetna and its subsidiaries than Aetna itself discloses strongly suggests to us that these discrepancies are only the "tip of the iceberg."

AETNA'S ACCIDENTAL DISCLOSURES SUGGEST EVEN GREATER UNDERREPORTING

We believe that the Aetna's unintended disclosure of its recent contributions to the Chamber of Commerce of the U.S.A. ("Chamber") and the American Action Network confirm the existence of a substantial "iceberg." As you know, in June of 2012 Aetna reported a $4,479,200 contribution to the Chamber and a $3,317,925 contribution to the American Action Network in a year-end regulatory filing with the National Association of Insurance Commissioners ("NAIC")./5/ When shareholders pressed Aetna about the additional contributions, the company argued that the money went to "education activities"/6/ and therefore did not require disclosure under its political spending policy. Aetna subsequently amended the NAIC filing to exclude the disclosures./7/ $4 million of the Aetna contribution to the US chamber of Commerce was later added to the 2011 Political Contributions and Related Activity Report as a mere footnote and with a distinction that it was for "voter education initiatives," while the ANN contribution was left out entirely./8/

It is unclear to us why the board accepts this dubious distinction, since "voter education" at the Chamber involves ad campaigns which attack political candidates running for office. For instance, a television ad in Virginia told voters to "Reject Tim Kaine and the Union Bosses."/9/ In Ohio, one Chamber ad attacked Sherrod Brown for being a "deciding vote for Obamacare" and asking "Sherrod, what planet are you on?"/10/ At the same time the Chamber launched another ad in Ohio, which tells voters to support Representative Renacci because of his efforts to "repeal Obamacare."/11/ In fact, the above mentioned ads were just a part of the largest ad campaign in the Chamber's

____________________

 /4/ http://www.aetna.com/about-aetna-insurance/document-library/pac/2011-
Aetna-PAC-annual-report.pdf - pg 6
 /5/ http://www.citizensforethics.org/page/-/PDFs/Legal/Letters/6-14-12_
Aetna_Letter_Exhibits.pdf?nocdn=1
 /6/ http://www.prnewswire.com/news-releases-test/investor-group-reacts-
to-aetna-political-contributions-report-says-lack-of-disclosure-
underscores-need-for-greater-transparency-in-corporate-political-and-
lobbying-expenditures-167972966.html
 /7/ http://money.cnn.com/2012/06/14/news/economy/aetna-political-
contributions/index.htm
 /8/ http://www.aetna.com/about-aetna-insurance/document-library/pac/2011-
Aetna-PAC-annual-report.pdf - pg 6
 /9/ http://www.youtube.com/watch?v=CHcJlUO_rzI
 /10/ http://www.youtube.com/watch?v=2QADOQlGUKU
 /11/ http://www.youtube.com/watch?v=OVpuGVkmI04
history. The campaign targeted 12 House of Representatives seats and eight Senate races, placing ads in 16 states and more than 40 media markets across the country./12/ There is no doubt that the contributions given to fund these ad campaigns were political and should have been disclosed as such on the annual political contributions report. The argument that campaigns to educate voters through attack ads on candidates for public office are not political does not hold much weight in our view.

Similarly, in 2012 The American Action Network launched a $1.2 million dollar ad campaign to repeal the Affordable Care Act. One mailer used the following sentence to scare seniors: "If the Obama government takeover of healthcare is not repealed, seniors across America will suffer." The American Action Network spent money to support or oppose 38 candidates for the United States Congress in the 2012 election cycle./14/ In fact, the American Action Network spends so much of its time trying to influence voters that its nonprofit status with the IRS has been challenged by watch groups./15/

These unintentionally disclosed corporate political contributions suggest a substantial problem. Since neither the Chamber nor the American Action Network are required to disclose their contributors, we cannot confirm the accuracy of Aetna's unintentional and partial disclosures. If the Audit Committee and the board as a whole are not receiving accurate reports from company staff concerning the amounts the corporation contributes to political groups, then Aetna appears to be experiencing a significant breakdown in its internal controls environment. Conversely, if the Audit Committee and the board are aware that reported amounts are inaccurate, then directors are deliberately misleading shareholders. In either case, a genuinely independent audit of Aetna's political expenditures since 2005 is clearly needed.

CONCLUSION

Despite a long-standing agreement with shareholders to comprehensively report political spending, it is evident that both the company's and the board's current practices are inadequate. In the one area where corporate political spending can be independently checked, substantial inaccuracies in Aenta's reports to shareholders are evident. Moreover, it is clear that Aetna contributes substantial sums for political purposes to groups that are not required to disclose their contributions, preventing shareholders from determining if even the partial reporting Aetna has provided with respect to these contributions is accurate. We urge you and your fellow directors to immediately correct the inaccuracies we have discovered, to retain an appropriately independent and skilled forensic accountant to audit its past political contributions and reporting, and to take all necessary steps to ensure the accuracy and completeness of future political spending reports.

Sincerely,



/s/
Richard W. Clayton III
Research Director, CtW Investment Group


____________________

 /12/ http://www.cleveland.com/open/index.ssf/2012/02/us_chamber_of_commerce_
places.html
 /13/ http://americanactionnetwork.org/topic/aan-launches-12-million-advocacy-
encouraging-members-keep-fighting-obamacare-voting-repeal-wee
 /14/ http://www.opensecrets.org/outsidespending/recips.php?cmte=American+
Action+Network&cycle=2012
 /15/ http://www.campaignlegalcenter.org/attachments/Final_Letter_to_IRS_8-
9-12.pdf

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